SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES TEMPORARY CLOSURE OF OPERATIONS AT
SEVEN BASES

Ryanair, Europe's leading low fares airline, today, Thursday
,
17
th
 July
 2008
, announced the temporary closure of its operations at
the following airports
 for the period from Tuesday, 4
th
 November until Friday, 19
th
 December:

  Basel
  Budapest
  Krakow
  Palma
  Rzeszow
  Salzburg
  Valencia

Ryanair explained the decision to close its operations and cancel these flights for the following reasons;

  Costs at these airports
  are amongst
   the most expensive in Europe and far outweigh the potential revenue which passengers are prepared to pay, particularly during the off peak
  winter period.
  With oil at $140 a barrel, flights at expensive airports must be reduced this winter when fares are very low.

Ryanair confirmed that it had written to
the airports
 seeking a reduction on the costs of these flights this winter but their response was wholly inadequate
. The loss of this passenger traffic will now cost the airport authority significant commercial revenue and

Announcing this closure, Ryanair's Deputy Chief Executive, Michael Cawley, said;

"
We very much regret temporarily closing our operations at
these airports
 during this November and December period. However, a combination of high airport charges
and the massive increases which we face in fuel prices, makes it more profitable for Ryanair to ground aircraft rather than fly them at these airports
 during this period.

"
These flights the passengers would not be lost to
these cities or
 tourism if
they
 had responded
 adequately
 to Ryanair's proposals for cost reductions on these flights for the winter season.

"
Ryanair, with the lowest costs and lowest guaranteed fares in Europe, is the only airline capable of retaining year round international
tourism and business links for
such
regional cities. However, low airport costs and local support are required to sustain these operations, particularly through the low yielding months in the winter. In the absence of this support, Ryanair has no alternative but to cancel these routes and develop its business elsewhere.

"
We will continue our discussions with the airport authorities in order to convince them that this type of interruption to our services need not happen in the future
if costs are reduced and hopefully we can develop an agreement on how they can support the year round continuation of our services on a viable basis for the benefit of the airport
s
 and the region
s they
 serve
"
.

The lost passenger traffic and

numbers
of
flight
s
 is outlined as follows:

Airport	Lost Flights	Lost Passengers
Basel	204	31,000
Budapest	180	27,000
Krakow	444	67,000
Palma	372	56,000
Rzeszow	192	29,000
Salzburg	84	12,500
Valencia	504	80,000

Ends.

Thursday, 17
th
 July 2008

For further information
please contact:
                                                           Stephen McNamara

Pauline McAlester
                                                           Ryanair Ltd

Murray Consultants
                                                           Tel: +353-1-8121212

Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  17 July, 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director